UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
9-53457

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crescent Securities Group Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4975 Preston Park Blvd Ste 820
(No. and Street)

Plano	TX	75093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nick Duren	972-490-0150	nduren@crescentsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 N St Paul St Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick Duren _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crescent Securities Group Inc _____, as of 09/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

LILLIAN WITTY
Notary Public, State of Texas
Comm. Expires 02-28-2028
Notary ID 134786061

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRESCENT SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2025

CRESCENT SECURITIES GROUP, INC.

CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and those charged with governance
Crescent Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. (the Company) as of September 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
November 21, 2025

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2025

ASSETS

Cash and cash equivalents	$	85,454
Receivable from broker-dealers and clearing organizations		181,656
Other receivables		5,565
Total Assets	$	272,675

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Commissions payable and accounts payable	$	57,734
Total Liabilities		57,734

Stockholder's equity:

Common stock, 100,000 shares authorized with no par value,	
1,000 shares issued and outstanding	55,000
Retained earnings	249,349
Total stockholder's equity	214,941
Total Liabilities and Stockholder's Equity	$ 272,675

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Operations
For the Year Ended September 30, 2025

Revenues:

Securities commissions	$	85,268
Private placements		893,868
Riskless principal		626,936
Consulting fees		225,000
Interest income		40,456
Sale of investment company shares		263,412
Other income		82,151
Total Revenues		2,217,091

Expenses:

Employee compensation and benefits	365,328
Commissions and clearance paid to all other broker dealers	1,524,117
Communication	24,156
Insurance expense	40,594
Occupancy and equipment costs	37,297
Regulatory fees and expenses	49,274
Other expenses	15,314
Professional fees	250,419
Total Expenses	2,306,499

Net loss before income taxes	(89,408)
Income tax provision	-0-
Net loss	$ (89,408)

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2025

	Common Stock	Retained Earnings	Total
Balances at September 30, 2024	$ 55,000	$ 249,349	$ 304,349
Net loss	--	(89,408)	(89,408)
Balances at September 30, 2025	$ 55,000	$ 159,941	$ 214,941

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2025

Cash flows from operating activities:		
Net loss	$	(89,408)
Change in assets and liabilities:		
Increase in receivable from broker-dealers and clearing organizations		(53,296)
Decrease in other receivables		6,826
Increase in commissions payable and accounts payable		33,074
Decrease in loans to officers		21,763
Net cash used by operating activities		(81,041)
Cash flows from investing activities:		
Net cash provided by investing activities		--
Cash flows from financing activities:		
Net cash provided by financing activities		--
Net decrease in cash and cash equivalents		(81,041)
Cash and cash equivalents at beginning of year		166,495
Cash and cash equivalents at end of year	$	85,454
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	--
Income Taxes	$	--

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Crescent Securities Group, Inc. (the "Company") is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii). In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities, nor provide clearing services for customers or other broker-dealer(s). The Company is a wholly owned subsidiary of D2 Equity Holdings, Inc. (the "Parent").

The majority of the Company's customers are located in Texas.

The Company earns a significant amount of commissions from the sale of government-backed Collateralized Mortgage Obligations and revenue from underwriting Private Placements.

Securities

Securities are carried at fair value based upon quoted prices in active markets, or observable inputs other than quoted prices. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables

Receivables from broker-dealers and Clearing Organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for credit losses on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables from contracts with customers of $58,063.05 as of September 30, 2025, all of which were collected.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Note 1 - <u>Nature of Operations and Summary of Significant Accounting Policies</u>, continued

Revenue Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the second business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis. Commissions from underwriting/private placements are earned on a "best efforts" basis and securities for which the Company cannot obtain a purchase commitment will not be underwritten by the Company. Commissions are initially recognized when escrow is broken and subsequently when Subscription Agreements are completed.

Various economic factors that could affect the nature, amount, timing, and uncertainty of revenue and cash flows are general conditions in the United States economy and capital markets, specifically, the market for collateralized mortgage obligations and other investments.

Revenue from contracts with customers includes commission income from sales of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Securities Commissions

The Company earns commissions acting as agent in securities transactions (equities, options, mutual funds, fixed income, etc.) executed on behalf of customers. Commissions, together with related clearing charges, are recognized on the trade date, which is when the Company's performance obligation is satisfied. Control of the underlying security transfers to/from the customer, trade terms are fixed, and the Company has no further obligations under the transaction.

Private Placement Revenue

The Company acts as a placement agent or selling group member in offerings of private securities (limited partnerships, private equity, real estate funds, Reg D offerings, etc.). Revenue consists primarily of placement fees, selling concessions, and (when the Company acts as managing dealer or co-manager) underwriting fees or profit participations. Revenue is recognized when the Company's performance obligations are satisfied, which is generally at the initial closing date of the offering when (i) investor funds are transferred to the issuer, (ii) interests are issued, and (iii) the Company's selling or arranging efforts are complete and it is entitled to its fee under the placement agreement or selling group agreement.

Note 1 - <u>Nature of Operations and Summary of Significant Accounting Policies</u>, continued

Riskless Principal

The Company acts primarily as an agent or riskless principal in arranging the purchase and sale of fixed income securities (corporate bonds, municipal bonds, government securities, agency MBS, etc.) on behalf of its institutional and retail customers.

In the substantial majority of these transactions, the Company operates on a riskless principal basis. Upon receiving a customer order, the Company simultaneously or near-simultaneously executes an offsetting transaction with a third-party counterparty at a price that allows the Company to earn a negotiated spread (markup on purchases or markdown on sales). The Company does not take the securities into inventory and bears no market or inventory risk on these matched trades.

Revenue from these riskless principal transactions, which represents the net spread earned, is recognized on the trade date — the date on which the Company has identified the counterparty, agreed on pricing for both legs of the transaction, confirmed the trade with the customer, and satisfied its single performance obligation of executing the customer's order (ASC 606).

Clearing, execution, and other direct expenses associated with these transactions are recorded on the same trade date. Because the Company does not control the security before it is transferred to the customer and acts solely as an intermediary earning a fixed or determinable spread, the Company presents this revenue on a net basis in the consolidated statements of income.

A small portion of transactions may be executed on an agency basis (explicit commission or fee). Those are also presented net and recognized on trade date using the same performance-obligation logic.

As of September 30, 2025 (and in all prior periods presented), the Company held no inventory of fixed income securities for its own trading account, and unsettled riskless principal transactions resulted in no material differences between trade-date and settlement-date revenue.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of September 30, 2025, the Company had net capital of approximately $184,893 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.3 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Note 3 – Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 – Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740.

Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitation generally ranging from three to five years.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company does not have any entity level uncertain tax positions in connection with these financial statements.

Note 5 – Related Party Consulting Agreements

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended September 30, 2025, totaled $407,425 and are reflected in communication, occupancy and equipment costs and employee compensation.

Note 5 – Related Party Consulting Agreements, continued

The Parent provides management services to the Company and charges monthly management fees based on the profitability of the Company. Amounts incurred for the year ended September 30, 2025, totaled $15,574 and is reflected in professional fees.

Note 6 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 7 – Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits.

Note 8 – Clearing Deposit

As of September 30, 2025, approximately $105,710 of clearing deposit funds were held by the clearing broker-dealer which is included in Receivable from broker-dealers and clearing organizations on the accompanying statement of financial condition.

Note 9 – Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2025

Schedule I

<u>CRESCENT SECURITIES GROUP, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>Of the Securities and Exchange Commission</u>
<u>As of September 30, 2025</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 214,941
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		214,941
Deductions and/or charges:		
Non-allowable assets:		
Receivables from broker-dealer	$ 24,483	
Other receivables	5,565	30,048
Net capital before haircuts on securities positions		184,893
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1 (c)(2):		--
Net capital		$ 184,893

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable and accrued liabilities	$ 57,734
Total aggregate indebtedness	$ 57,734

Schedule I (continued)

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 3,849
Minimum dollar net capital requirement of Reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two Minimum requirement amounts	$ 5,000
Net capital in excess of minimum required	$ 179,893
Excess net capital at 1000%	$ 178,893
Ratio: Aggregate indebtedness to net capital	0.3123 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17a-5 as of September 30, 2024.

Schedule II & III

<u>CRESCENT SECURITIES GROUP, INC.</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>September 30, 2025</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provision of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

For the Year Ended September 30, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and those charged with governance
Crescent Securities Group, Inc.

We have reviewed the accompanying Exemption Report of Crescent Securities Group, Inc. (the Company) as of and for the fiscal year ended September 30, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended September 30, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended September 30, 2025 to: (a) proprietary trading (b) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company (c) participating in distributions of securities (other than firm commitment underwritings); and

3. Throughout the fiscal year ended September 30, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
November 21, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998



CRESCENT
Securities Group, Inc.

November 17, 2025

Crescent Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Nick Duren, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________________
President
November 17, 2025

Member FINRA / SIPC
4975 Preston Park Blvd., Suite 820 • Plano, Texas 75093
tel. (972) 490-0150 • (800) 880-5567 • fax (972) 233-8014